British (b. 1974)

Banksy

INVEST NOW

99% Progress



The Painting

This painting features Banksy's iconic red heart balloon, which shows up in his most famous and expensive work, Love is in the Bin.

Initial Offering Price	$624,000
Offering Circular	sec.gov
Deal Sheet	Download

Previous E

In 2020, Mas
returns after

Initial Offer
Sold For
IRR
Profit from

Fundamentals

Popular Subject: The red heart balloon shows is one of Banksy's most iconic motifs, and shows up in his most expensive work, *Love is in the Bin*.

High History of Appreciation: Banksy works have gone up in value 94% of the time when resold at auction (across 32 sales from '07-'25).

Previous Exit: Our last Banksy exit delivered 32% annualized net returns (held 392 days). *Past performance not indicative of future returns.*

Record Growth: Banksy's record price growth was 56% from November 2003 to June 2025.

High Demand on Platform: Banksy has currently seen more offerings sell out in under 24 hours than any other artist on Masterworks.

Attractive Auction Volume: Banksy has sold $208M at auction from 2020 to 2024.

Established

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is Established based on scoring in Masterworks internal Artist Market Rating Profiles.

The Artist

The mysterious artist known only by his graffiti handle – Banksy – is believed to have been born around 1974 in Bristol, England. Works by Banksy are discernable through their signature stencil aesthetic – a style that favors expediency to create and then vanish before authorities can arrive to detain the artist as a vandal. Over the last two decades, Banksy has continued to develop his career as a controversial artist, which landed him on Time magazine's Top 100 Influential People of 2010 and an Academy Award nomination for best documentary feature with his film "Exit Through the Gift Shop."

Important Collectors and Museums

Brad Pitt	Actor, Producer
Carmelo Anthony	Professional Athlete
Chris Martin	Singer, Songwriter, Musician
Christina Aguilera	Singer, Songwriter, Actress
David & Victoria Beckham	Sport, Fashion, and ...
Drake	Musician
Kate Moss	Model
Moco Museum	Amsterdam, Netherlands
Robbie Williams	Musician
Rosenhang Museum	Weilburg, Germany

Financials

Price Appreciation of Similar Works

13.6%



$1m
$800k
$600k
$400k
$200k
$0
2007
2010
2013
2016
2019
2022
2025

Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
Kids on Guns	2004	20 × 20 in	8/8/2025	$624,000
Kids On Guns	2004	20 × 20 in	3/5/2025	$654,769.96
Daniel	2007	24 × 24 in	8/30/2023	$510,000
Kids On Guns	2003	20 × 20 in	12/1/2022	$918,677.09
London, New York, Bristol (Heavy Weaponry) (2000)	2000	23 × 21 in	12/8/2020	$417,723.75
Heavy weaponry (2000)	2000	24 × 24 in	10/7/2020	$610,266.20
Gangsta Rat	2012	24 × 24 in	11/14/2018	$237,500
Love Rat	2003	24 × 18 in	12/6/2017	$184,218.75
Armoured Car	2002	24 × 24 in	2/27/2017	$162,500
London, New York, Bristol (Heavy Weaponry)	2000	21 × 23 in	4/7/2014	$83,745.08
Keep It Real (2002)	2002	24 × 24 in	3/3/2014	$225,756.80
Kids on Guns (2003)	2003	20 × 20 in	4/16/2013	$118,682.50

BANKSY

b. 1974, UNITED KINGDOM



Oil on canvas | 20 × 20 in.

The anonymous street artist Banksy has become one of the most famous living artists, rising to international fame for his subversive approach to social commentary and persisting air of mystery.

$624,000
INITIAL OFFERING

13.6% ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]	**60.0%** ANNUAL GROWTH OF RECORD PRICE[3]
▲1.39 SHARPE RATIO[4]	**14.4%** MEDIAN REPEAT SALE PAIR APPRECIATION[5]

The Artwork is an editioned example of Banksy's iconic black-and-white stenciled style. The Artwork is number 15 in an edition of 25 works. Banksy's poignant contrast of innocent children and dangerous weapons has led to multiple interpretations: anti-war messaging, criticism of violent video games, and a call for gun control. The Artwork's ambiguity adds to its impact, facilitating numerous critical conversations. The Artwork features Banksy's iconic red heart balloon, an instantly recognizable motif also seen in Love is in the Bin (2018). The Artwork is a small-scale square composition created using a black spray-painted stencil on a white canvas. The stencil features a young girl and boy with a teddy bear holding a red heart-shaped balloon on top of a hill of guns and other weaponry. The red balloon is the only colorful element in the composition, drawing the viewers attention upwards to it as a symbol of hope. Auction records for artworks similar in scale, style, and period are led by Kids on Guns (2003), which sold for $918,753 (HKD 7,147,000) at Phillips Hong Kong on December 1, 2022, followed by Kids on Guns (2004), which sold for $654,769 (£508,000) at Phillips London on March 6, 2025, and Heavy Weaponry (2000), which sold for $609,687 (£471,063) at Bonhams London on October 8, 2020.

Banksy does not have any gallery representation; he is supported only by his discrete and appropriately ironic organization Pest Control, which authenticates his works. Despite the artist's refusal to cooperate with the institutional art world, his widespread popularity has also led him to be the subject of numerous blockbuster traveling exhibitions, including Banky: Genius of Vandal?; and Banksy in New York. Rather than ostracize him, Banksy's unique and subversive position in the art world has made him especially desirable in the commercial market, and he ranked 34th in the top 100 best-selling artists at auction according to Turnover 2022. As of August 31, 2023, Banksy's auction records are led by Love is in the Bin (2018), which sold at Sotheby's London for $25,426,401 (£18,582,000) on October 14, 2021, and shocked the room as it self-destructed in a custom trick frame that shredded the canvas, followed by Game Changer (2020), which sold for $23,238,686 (£16,758,000) at Christie's London on March 23, 2021, and Sunflowers from Petrol Station (2005), which sold to Masterworks 092, LLC for $14,558,000 at Christie's in New York on November 9, 2021.

AUCTION RECORDS FOR PAINTINGS BY BANKSY ARE LED BY LOVE IS IN THE BIN (2018), WHICH SOLD AT SOTHEBY'S LONDON FOR $25,426,401 (£18,582,000) ON OCTOBER 14, 2021, FOLLOWED BY GAME CHANGER (2020), WHICH SOLD FOR $23,238,686 (£16,758,000) AT CHRISTIE'S LONDON ON MARCH 23, 2021, AND SUNFLOWERS FROM PETROL STATION (2005), WHICH SOLD TO MASTERWORKS 092, LLC, FOR $14,558,000 AT CHRISTIE'S IN NEW YORK ON NOVEMBER 9, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2]


918753
654769
609687
510000
417983
237500
224938
208752
184235
170786
162500
146024
115849
108165
82940
77130
69321
65195
74500
74500
65270
62799
54825
1/1/2010
1/1/2015
1/1/2020
1/1/2025
Implied Historical Growth

The famously anonymous street artist Banksy (b. 1974, Bristol, United Kingdom) has become a household name in contemporary art, rising to international fame for his subversive approach to social commentary and persisting air of mystery. Although Banksy's concealed identity leaves much of his biography open to conjecture, over the years he has shed light on relevant aspects of his adolescence. The artist recalls being expelled from school and briefly going to prison for "petty crime" as a teen. Graffiti became his outlet for self-expression when he joined the Bristol-based graffiti group DryBreadZ crew, tagging his pseudonym "Banksy" all around the city. In the late 1980s, he developed his signature stencil style inspired by the use of stencil in revolutionary propaganda throughout history and the practical time-saving nature of the technique. By the early 1990s, he had become a fixture of the British street art scene. During this decade, he met the photographer Steve Lazarides, who became Banksy's documentarian and later, his agent. Banksy's artistic practice expanded to include painting, sculpture, and film, and he held his first solo exhibition of acrylic on canvas works in an apartment in Easton, Bristol, in 1998. He moved to London around the turn of the century and retreated further into anonymity, showing his eyes on a recording for the final time in 2003. In July of that same year, his exhibition held in a former warehouse, Turf War, startled London's art world with its flagrant and dark political humor. As his anarchical reputation in the art world grew, so did the boldness of his artistic interventions. Between 2003 and 2005, he successfully installed "re-mixed" replicas of Old Master oil paintings in prestigious museums, including Tate in London, the Louvre in Paris, and the Metropolitan Museum of Art in New York, among many others. In 2010, he directed a documentary about graffiti artists titled Exit Through the Gift Shop, which received an Academy Award nomination. Banksy's achieved mainstream success allowed him to pursue larger conceptual installation works like his apocalyptic amusement park installation Dismaland (2015) in Weston-super-Mare, England. In line with his egalitarian ethos, all of Dismaland's building materials were recycled into shelters for homeless migrants after the show's closure. Given the artist's anonymity, little is known about his current whereabouts; however, Banksy remains active as an international graffiti artist and art world disruptor. His most recent intervention, a stencil of a gorilla releasing animals, appeared on the gates of the London Zoo on August 13, 2024, after nearly a week of stenciling animals around the city.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Banksy with the following criteria: Works on canvas that measure between 18 inches by 18 inches and 25 inches by 25 inches, excluding works with only text, Vandalized/Crude Oils, Love is in the Air, Balloon Girl and Monkey series, and shaped canvases. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A “record price” reflects the highest hammer price (excluding auction house buyer’s premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist’s market momentum and growth rate. Artworks by Banksy have a record price compound annual growth rate (“CAGR”) of 60.0% from November 18, 2003 to June 30, 2024. This calculation is based on (i) a record price of $1,354 on November 18, 2003, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $21,936,000, the most recent record price as of June 30, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. The risk-adjusted appreciation, otherwise known as “Sharpe Ratio”, can be used to evaluate the total performance of an asset, portfolio, or in this case the artist’s market, and indicates how well the artist’s market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Banksy has a risk-adjusted appreciation of 1.39. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist’s first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist’s market over time. The median repeat sale pair appreciation for Banksy is 14.4%, which is based on 26 repeat sales during the time period beginning on the first purchase price date for the artist’s earliest repeat sales pair, which in the case of Banksy was February 7, 2007 and ending on the last date a repeat sale occurred for such artist, which in the case of Banksy was June 29, 2023. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.